Exhibit 3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Third Quarter 2015

--AFM11 protocol amendment accepted, Phase 1 patient enrollment ongoing--

Heidelberg, Germany, November 10, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended September 30, 2015.

“Over this past quarter, we have made progress on several fronts. In terms of pipeline, we are currently enrolling patients in the amended AFM11 study. We also presented data for the first time of our NK- and T-cell engaging TandAbs against a solid tumor target, variant III of the Epidermal Growth Factor Receptor,” said Dr. Adi Hoess, CEO of Affimed. “In addition, the recent renewed commitment by a long-term existing shareholder was a validation of our proprietary NK- and T-cell engaging TandAb approach to fight cancer.”

Corporate Highlights

•	In October, Affimed raised $21.8 million (€19.1 million) through the sale of approximately 3.3 million shares to Aeris Capital, a long-term existing shareholder.

•	Based on the proceeds received from the sale, the Company’s cash position is expected to fund operations, including clinical development and further discovery and early development activities, at least until the first quarter of 2018.

•	Following acceptance of the Company’s proposed protocol amendment by the German Regulatory Agency, the Paul-Ehrlich Institute (PEI), and the participating sites’ Ethics Committees, patient enrollment continued into the Phase 1 study of AFM11 in non-Hodgkin lymphoma (NHL) in October. The new protocol allows for investigation of less frequent dosing of AFM11.

•	At the annual Society for Immunotherapy of Cancer (SITC) conference in November, Affimed presented first data on the Company’s proprietary T-cell

(AFM21) and NK-cell (AFM22) TandAbs, generated against the tumor-specific variant III of the Epidermal Growth Factor Receptor (EGFRvIII). AFM21 and AFM22 showed similar cytotoxic and in vitro potency. The Company anticipates final candidate selection and initiation of IND-enabling studies in the first half of 2016.

•	In November, the Company announced the acceptance of two abstracts as poster presentations on December 6 at the upcoming annual meeting of the American Society of Hematology (ASH) in Orlando, Florida.

Pipeline Updates

AFM13

•	Patient enrollment is ongoing in the Phase 2a clinical trial in Hodgkin lymphoma (HL) for Affimed’s lead candidate, AFM13, a bispecific CD30/CD16A NK-cell-engaging TandAb. Interim data are expected in the second quarter of 2016, with full data for the Phase 2a trial remaining on schedule to be reported by the end of 2016.

•	An additional Phase 1b trial in HL with AFM13 in combination with an anti PD-1 checkpoint inhibitor is planned to be initiated in the first half of 2016.

•	A Phase 1b/2a investigator-sponsored trial in CD30-positive lymphoma is planned to be initiated in the fourth quarter of 2015.

AFM11

•	For its second pipeline candidate AFM11, a bispecific CD19/CD3 T-cell-engaging TandAb, Affimed continued patient enrollment into an amended Phase 1 clinical trial in patients with NHL. The Company continues to expect initial AFM11 data to become available in the second half of 2016. In addition, Affimed plans to investigate AFM11 in a parallel separate Phase 1 clinical trial in acute lymphocytic leukemia (ALL). The latter is anticipated to be initiated in the first half of 2016.

AFM21, AFM22 and platform

•	Following further in vivo investigation of AFM21 and AFM22, the Company expects to select a candidate toward year-end of 2015 and to commence IND-enabling studies in 2016.

Financial Highlights

(Figures for the third quarter and through September 30, 2015 and 2014 represent unaudited figures.)

Cash and cash equivalents totaled €60.4 million on September 30, 2015 (not including €19.1 million in proceeds from our October private placement of common shares to long-term existing shareholder Aeris Capital) compared to €39.7 million on December 31, 2014. The increase was primarily attributable to Affimed’s May 2015 public offering of its common shares, offset by expenses incurred in connection with the Company’s ongoing clinical trials.

Net cash used in operating activities was €14.5 million for the nine months ended September 30, 2015 compared to €5.1 million for the nine months ended September 30, 2014. The increase was mainly due to higher research and development (R&D) and general and administrative-related (G&A) expenses compared to the same period last year.

Revenue for the third quarter of 2015 was €1.2 million compared to €1.9 million for the third quarter of 2014. The revenue in the third quarter of 2015 was mainly attributable to revenue achieved under the Amphivena collaboration and revenue generated by our subsidiary AbCheck.

R&D expenses for the third quarter of 2015 were €6.4 million compared to €2.2 million for the third quarter of 2014. R&D expenses for the third quarter of 2014 were affected by the change of the estimated fair value of share-based payment awards and a corresponding compensation gain of €0.8 million. R&D expenses in the third quarter of 2015 included compensation expenses for share-based compensation awards of €0.2 million relating to the Employee Stock Ownership Plan (ESOP) 2014. The variances in project-related expenses between the three months ended September 30, 2015 and the corresponding period in 2014 are mainly due to higher expenses for AFM13 and internal discovery and collaboration-related expenses compared to the same period last year.

G&A expenses for the third quarter of 2015 were €2.1 million compared to €0.2 million for the three months ended September 30, 2014. In the three months ended September 30, 2014, G&A expenses were largely affected by the change of the estimated fair value of share-based payment awards and a corresponding compensation gain of €1.8 million. G&A expenses in the third quarter of 2015 include compensation expenses for share based compensation awards of €0.5 million relating to the ESOP 2014.

Net loss for the third quarter of 2015 was €7.3 million, or €0.24 per common share, compared to net income of €7.3 million, or €0.44 per common share, for the third quarter of 2014. The decrease is primarily related to non-operational and non-monetary gains in the third quarter of 2014 upon the corporate reorganization at the time of the IPO in September 2014.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the Company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the

Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

Contact:

Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Anca Alexandru or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 163 613 3359

E-Mail: aalexandru@macbiocom.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V. Unaudited condensed consolidated statement of comprehensive income / (loss) (in € thousand)

	For the three months ended September 30		For the nine months ended September 30
	2014	2015	2014	2015

Revenue	1,892	1,155	3,301	5,903
Other income / (expenses) – net	110	298	223	631
Research and development expenses	(2,181)	(6,448)	(5,468)	(14,974)
General and administrative expenses	(249)	(2,068)	(600)	(5,592)

Operating loss	(428)	(7,063)	(2,544)	(14,032)

Finance income / (costs) – net	7,751	(193)	7,547	108

Income / (loss) before tax	7,323	(7,256)	5,003	(13,924)
Income taxes	10	(36)	38	(36)

Income / (loss) for the period	7,333	(7,292)	5,041	(13,960)

Total comprehensive income / (loss)	7,333	(7,292)	5,041	(13,960)

Earnings / (loss) per share in € per share	0.44	(0.24)	0.32	(0.52)
(undiluted = diluted)

Affimed N.V. Condensed consolidated statement of financial position (in € thousand)

	December 31, 2014	September 30, 2015
		(unaudited)
ASSETS
Non-current assets
Intangible assets	72	61
Leasehold improvements and equipment	974	959
	1,046	1,020

Current assets
Inventories	199	239
Trade and other receivables	939	1,447
Cash and cash equivalents	39,725	60,425
	40,863	62,111

TOTAL ASSETS	41,909	63,131

EQUITY AND LIABILITIES
Equity
Issued capital	240	299
Capital reserves	131,544	167,372
Accumulated deficit	(99,989)	(113,949)
Total equity	31,795	53,722

Non current liabilities
Borrowings	3,895	3,441
Total non-current liabilities	3,895	3,441

Current liabilities
Income tax payable	0	35
Trade and other payables	3,759	4,879
Borrowings	0	932
Deferred revenue	2,460	122
Total current liabilities	6,219	5,968

TOTAL EQUITY AND LIABILITIES	41,909	63,131

Affimed N.V. Unaudited condensed consolidated statement of cash flows (in € thousand)
	For the nine months ended September 30
	2014	2015
Cash flow from operating activities
Income/(loss) for the period	5,041	(13,960)
Adjustments for the period:
- Income taxes	(38)	36
- Depreciation and amortization	318	240
- Loss from disposal of leasehold improvements and equipment	3	0
- Share based payments	(5,152)	1,453
- Finance income / costs – net	(7,547)	(108)
	(7,375)	(12,339)
Change in trade and other receivables	69	(508)
Change in inventories	(47)	(40)
Change in trade and other payables	2,333	(1,218)
Cash used in operating activities	(5,020)	(14,105)
Interest received	0	5
Paid interest	(83)	(426)
Net cash used in operating activities	(5,103)	(14,526)

Cash flow from investing activities
Purchase of intangible assets	(35)	(10)
Purchase of leasehold improvements and equipment	(242)	(204)
Proceeds from sale of equipment	7	0
Net cash used for investing activities	(270)	(214)

Cash flow from financing activities
Proceeds from issue of common shares	43,213	37,524
Transactions costs related to issue of common shares	(4,578)	(3,090)
Proceeds from issue of preferred shares	2,999	0
Proceeds from interest-bearing long term loans	4,020	0
Proceeds from other borrowings	130	0
Cash flow from financing activities	45,784	34,434

Net changes to cash and cash equivalents	40,411	19,694
Cash and cash equivalents at the beginning of the period	4,151	39,725
Exchange-rate related changes of cash and cash equivalents	984	1,006
Cash and cash equivalents at the end of the period	45,546	60,425

Affimed N.V. Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares	97	81,909	25		82,031
Issue of common shares	80	41,554			41,634
Modification of cash-settled share based payment awards		7,648			7,648
Equity-settled share based payment awards		38			38
Issue of warrant note (Perceptive loan)		613			613
Income for the period				5,041	5,041

Balance as of September 30, 2014	240	132,231	0	(94,689)	37,782

Balance as of January 1, 2015	240	131,544	0	(99,989)	31,795
Issue of common shares	57	33,433			33,490
Exercise of share based payment awards	2	942			944
Equity-settled share based payment awards		1,453			1,453
Loss for the period				(13,960)	(13,960)

Balance as of September 30, 2015	299	167,372	0	(113,949)	53,722